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_________________________________________

Stuart M. Strauss

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

October 19, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 78 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to four new portfolios of the Trust, the James Alpha Equity Hedge Portfolio, James Alpha Event Driven Portfolio, James Alpha Total Hedge Portfolio and James Alpha Relative Value Portfolio (the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2016. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolios and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

Prospectus

Comment	1. Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. In accordance with the Staff’s announcement, effective
October 5, 2016, that “Tandy” representations are no longer needed in filing reviews, the Registrant has not incorporated the “Tandy” language in this correspondence.

James Alpha Equity Hedge Portfolio

Comment	2. In the “Annual Portfolio Operating Expenses” table, please state the differences between “Other Expenses” and “Other Fund Expenses.” If there are no substantive differences, please remove “Other Fund Expenses.” Furthermore, please remove “Expenses of the Subsidiary” from the fee table. Please supplementally confirm that the Subsidiary’s management fee, including any performance fee that might be charged at the Subsidiary level, is included in the “Management Fees” line item. Please also confirm that any other expenses of the Subsidiary are included in the “Other Expenses” line item. Please supplementally provide a revised draft of the registration statement with completed fee tables via EDGAR correspondence prior to effectiveness. Additionally, please note that this and all subsequent comments herein apply to each Portfolio, as applicable.

Response 2. The disclosure has been revised accordingly. For Portfolios with a Subsidiary, the Trust hereby confirms that the Subsidiary’s management fee, including any performance fee that might be charged at the Subsidiary level, to the extent not waived, will be included in the “Management Fees” line item. The Trust also confirms that any other expenses of the Subsidiary are included in the “Other Expenses” line item. The Trust will supplementally provide the completed fee tables as correspondence prior to effectiveness.

Comment	3. In the “Fees and Expenses of the Portfolio” section, we note that footnote 5 refers to the operating expense limitation agreement between James Alpha Advisors, LLC (the “Manager”) and the Portfolio. We note that several items (i.e., front end and contingent deferred sales loads, interest and tax expenses, etc.) are carved out from the fees and expenses the Manager has agreed to absorb. Please confirm that all such excluded expenses are included in other items in the fee table.

Response 3. We hereby confirm that the expenses excluded from the fees and expenses that the Manager has agreed to absorb are included in the fee table in accordance with and to the extent required by Form N-1A.

Comment	4. In the “Principal Investment Strategies” section, the disclosure states: “[S]ome hedged equity strategies may focus exclusively on establishing long or short positions.” Please clarify in plain English how such a focus on long-

or short-only positions constitutes a hedge. Additionally, the last sentence of the second paragraph states: “Derivatives may also be used to generate leverage or hedge the Portfolio’s exposure to an asset class, individual investment or group of investments.” Please clarify in plain English that derivatives may also be used to speculate.

Response 4. The Registrant has deleted the disclosure stating “[h]owever, some hedged equity strategies may focus exclusively on establishing long or short positions.” The Registrant has also revised the disclosure regarding leverage in response to your comment.

Comment	5. In the “Principal Investment Strategies” section, the disclosure states: “The Portfolio may also invest in swaps having payments linked to the returns of reference assets such as securities of limited partnerships, limited liability companies, offshore corporations and other types of pooled investment vehicles, including commodity pools (collectively, “Underlying Pools”).” Please identify in the disclosure each other principal category of other investment pools to which payments may be linked or make clear that the list presented is an exhaustive list. Please also provide disclosure throughout the prospectus for any other principal investment whose return is principally linked to another investment category, pool or index. Additionally, please highlight the characteristics of each principal category or related principal risk and include disclosure regarding whether the Portfolio is claiming an exemption from registering as a commodity pool.

Response 5. The disclosure has been revised as follows (marked to show changes against current disclosure):

The Portfolio may also invest in swaps having payments linked to the returns of indices, individual securities or pooled investment vehicles, including ~~reference assets such as securities of~~ limited partnerships, limited liability companies, offshore corporations and ~~other types of pooled investment vehicles, including~~ commodity pools (collectively, “Underlying Pools”).

The Registrant believes that all principal investments whose return is principally linked to another investment category, pool or index and their associated risks have been disclosed. For any Portfolio claiming an exclusion from the definition of a “commodity pool operator” under U.S.

Commodity Futures Trading Commission Rule 4.5, applicable disclosure will be added to the prospectus.

Comment	6. In the “Principal Investment Risks” section under “Foreign Securities Risk,” please add a separate “Emerging Markets Securities Risk,” given the Portfolio’s ability to invest in foreign issuers without limit.

Response 6. The disclosure has been revised accordingly.

Comment	7. In the “General Investment Policies of the Portfolio” section, please expand the discussion of the Portfolio’s principal investment strategies to highlight the Portfolio’s policies with respect to the creditworthiness of its counterparties and also to disclose the maximum amount of the Portfolio’s assets that can be exposed to any one counterparty or group of affiliated counterparties.

Response 7. The Registrant has added the following disclosure under “Counterparty Risk”:

The Adviser attempts to mitigate this risk by not entering into transactions with any counterparty that the Adviser believes does not have the financial resources to honor its obligations under the transaction and by monitoring the financial stability of counterparties.

The Registrant respectfully declines to disclose the maximum percentage of the Portfolio’s assets that may be exposed to any one counterparty or group of affiliated counterparties because the Registrant does not believe such disclosure is required.

Comment	8. In the “Management of the Portfolio—Supervision” section, the disclosure states: “[SCM] serves the Portfolio in a supervision capacity with responsibility to monitor the performance of the Portfolio’s outside service providers, assist in the review of financial statements and other regulatory filings and board meeting materials related to the Portfolio.” Please disclose how this differs from the services the Portfolio’s administrator is paid to perform. Please clarify where the 0.10% fee paid to SCM is disclosed in the fee table (i.e., “Other Expenses”).

Response 8. SCM is responsible for conducting searches for, vetting, negotiating fees with, presenting candidates to the Trustees of the Trust for their consideration and approval of, and monitoring the following outside service providers for the Portfolios: administrator, accounting agent, transfer agent, custodian, underwriter, independent registered public accounting firm, independent legal counsel, chief compliance officer, printer, EDGAR provider, and insurance carrier. In addition, SCM assists in the preparation, updating, reviewing, and signs off on the following documents for the Portfolios: (i) The federal, state and Delaware tax returns (SCM also files these returns), (ii) the prospectuses and SAIs, (iii) the Annual and Semi-Annual Reports, (iv) the Form N-Qs, (v) the Form N-PXs, (vi) the Form 24F-2s, (vii) board material, (viii) proxies, (ix) Information Statements, and (x) other regulatory documents and filings. In addition, SCM reviews and approves expenses for the Portfolios, and is responsible for responding to regulators and taxing authorities. The 0.10% fee paid to SCM is included in the fee table in “Other Expenses.”

Comment	9. In the “Frequent Purchases and Redemptions of Trust Shares” section, please revise the reference to “high-yield bonds” to include “(also referred to as junk bonds).” Please make conforming changes to all references to high-yield bonds throughout the prospectus.

Response 9. The disclosure has been revised accordingly.

Comment	10. In the “Redemption of Shares—Written Redemption Requests” section, please disclose how frequently the mail is retrieved or processed with respect to each of the regular mail and overnight mail.

Response 10. The disclosure has been revised accordingly.

James Alpha Event Driven Portfolio

Comment	11. Please confirm supplementally that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 (the “1940 Act”).

Response 11. The Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and the Subsidiary and its board of directors agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 (the “1940 Act”).

Comment	12. In the “Principal Investment Strategies” section, the last sentence of the third paragraph states: “There is no limit on the Portfolio’s exposure to foreign companies, foreign governments or foreign currencies.” Please supplementally undertake to sticker the Portfolio’s prospectus to provide appropriate risk disclosure whenever a material amount of the Portfolio’s total assets represent investments of issuers located in any one foreign country or foreign currency.

Response 12. The Registrant confirms that if in the future the Portfolio intends to focus a material amount of the Portfolio’s total assets in investments of issuers located in any one foreign country or foreign currency, the Registrant will modify its risk disclosure accordingly.

Comment	13. In the “Principal Investment Strategies” section, the first sentence of the sixth paragraph states: “The Portfolio may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”) to gain exposure to certain commodity-linked investments such as commodity futures, options and swap contracts.” Please revise the disclosure to include each principal type of commodity in which the Subsidiary may invest and add applicable risk disclosure for each principal type of commodity for which the Portfolio may directly or indirectly principally invest. Furthermore, please expand the disclosure to indicate that the Portfolio complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. Please see Sections 8 and 18 of the 1940 Act for reference.

Response 13. The following disclosure will be added:

The commodity investments will be focused in four sectors of the commodities market: energy, precious metals, industrial metals and agriculture/livestock.

The Registrant believes that the Portfolio’s exposure to any single commodity sector will not be significant enough to warrant additional risk disclosure regarding each individual commodity sector and that the “Commodities Risk” disclosure under the “Principal Investment Risks” and “Principal Risks of Investing in the Portfolio” sections is adequate. The Registrant supplementally confirms that Portfolio and the Subsidiary will apply, on a consolidated basis, the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leveraging (Section 18). The Registrant’s statement of additional information includes disclosure regarding this consolidated testing.
Comment	14. In the “Principal Investment Risks” section, please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal risks for the Portfolio.

Response 14. The Registrant believes that all of the Subsidiary’s principal investment risks that constitute principal risks for the Portfolio are disclosed.

Comment	15. With respect to the “Principal Investment Risks—ETN Risk” section, please disclose supplementally whether the Portfolio’s investments in commodities through ETNs will be in addition to the Portfolio’s investment through the Subsidiary and whether such investments may exceed the Portfolio’s 25% commodity exposure through the Subsidiary. Please revise the disclosure to indicate the total limit, both direct and indirect, if any, that the Portfolio may invest in commodities.

Response 15. The disclosure has been revised to clarify that the Portfolio can invest in instruments that provide exposure to commodities beyond the 25% limit that will be imposed on investments in the Subsidiary. The Trust respectfully declines to disclose a maximum percentage of net assets that the Portfolio may invest in commodities as such disclosure is not required but believes that the risks associated with such investments have been adequately disclosed.

Comment	16. With respect to the “Principal Investment Risks—High Yield Bond Risk” section, please revise the heading to insert a reference to junk bonds (i.e., “High Yield Bond (Junk Bond) Risk”).

Response 16. The disclosure has been revised accordingly.

Comment	17. In the “Principal Investment Risks—Subsidiary Risk” section, please identify each other type of principal investment in which the Subsidiary may invest or make clear that “derivatives and commodities” constitute an exhaustive list.

Response 17. The disclosure has been revised accordingly.

Comment	18. In the “Principal Investment Risks—Tax Risk” section, please indicate the Portfolio’s basis for determining that the undistributed income is qualifying income (i.e., based on the opinion of tax counsel rendered to the Portfolio, etc.).

Response 18. The “Principal Investment Risks—Tax Risk” section will be updated to reflect the Internal Revenue Service’s (“IRS”) release of Rev. Proc. 2016-50 and its recent announcement regarding the revocation of private letter rulings on commodity-linked notes. Also, the Portfolio will update the “Principal Investment Risks—Tax Risk” section to reflect the IRS’s release of proposed regulations regarding the federal income tax treatment of distributions from controlled foreign corporations, such as the Subsidiary, to the Portfolio.

Comment	19. In the “Additional Information about Principal Investment Strategies—Principal Investment Strategies” section, the seventh paragraph states: “The Portfolio’s investments in the types of securities described in this prospectus vary from time to time and, at any time, the Portfolio may not be invested in all types of securities described in this prospectus. The Portfolio may also invest in securities and other investments not described in this prospectus. Any percentage limitations with respect to assets of the Portfolio are applied at the time of purchase.” Please supplementally undertake to supplement the prospectus as necessary in connection with material changes to add applicable risks relating to the additional types of securities in which the Portfolio may invest that are not currently identified herein.

Response 19. Registrant hereby confirms that it will supplement the prospectus as necessary in connection with material changes to add applicable risks relating to the additional types of securities in which the Portfolio may principally invest that are not currently identified in the prospectus.

Comment	20. In the “Additional Information about Principal Investment Strategies—Principal Risks of Investing in the Portfolio—Short Sales Risk” section, please confirm whether short sales constitutes a principal strategy of the Portfolio. Depending on the level of activity in short sales by the Portfolio, please determine whether a separate line item in the fee table relating to short sales is warranted reflecting dividends and interest on short sales.

Response 20. The Registrant respectfully believes its existing disclosure is adequate. The Registrant supplementally confirms that a separate line item in the fee table relating to short sales reflecting dividends and interest on short sales is not warranted.

Comment	21. In the “Management of the Portfolio—The Manager” section, please disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts in Section 15 and as an investment adviser to the Portfolio in Section 2(a)(20).

Response 21. The Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof. However, in approving each Portfolio’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Portfolio may consider the activities of the Portfolio’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary, and the lack of pass-through fees to Portfolio investors on account of the applicable fee waiver agreement.

Comment	22. In the investment advisory agreement for the Subsidiary, please clarify whether there will be a credit for the advisory fees paid by the Subsidiary such that the advisory fees paid on the Portfolio’s assets are not duplicative. Please revise the disclosure in the prospectus for consistency with such change.

Response 22. The Registrant confirms that there is a voluntary fee waiver of the advisory fees paid by the Subsidiary currently in place and that advisory fees paid on the Portfolio’s assets are not duplicative.

Comment	23. In the “Management of the Portfolio—The Manager—Portfolio Expenses” section, please clarify whether the operating expenses of the Subsidiary are included in the operating expense limitation agreement. Please revise the operating expense limitation agreement accordingly for consistency.

Response 23. The Registrant confirms the operating expenses of the Subsidiary, which are reflected in “Other Expenses” in the fee table, are subject to the operating expense limitation. The disclosure in the “Management of the Portfolio—The Manager—Portfolio Expenses” section is consistent with the operating expense limitation agreement and the Registrant believes no revisions to the disclosure or the operating expense limitation agreement are needed in this regard.

Comment	24. In the “Management of the Portfolio—Administration” section, please identify the custodian of the Subsidiary and disclose that the Subsidiary complies with the provisions relating to affiliated transactions in Section 17 of the 1940 Act.

Response 24. The Trust confirms that the Subsidiary’s assets will be maintained by the same custodian bank as acts as custodian for the Portfolio and will be maintained in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. The Trust notes that the Subsidiary’s custodian is disclosed in “Additional Information – Custodian” section of the statement of additional information and has added disclosure to the statement of additional information that the Subsidiary will be maintained in accordance with the custody requirements of Section 17(f) of the 1940 Act. The Trust respectfully declines to include this information in the prospectus as it does not believe Form N-1A requires such disclosure. The Trust notes that under the “Principal Investment Strategies” section of the prospectus, there is disclosure stating that the Subsidiary “will follow substantially the same compliance policies and procedures as the Portfolio, to the extent they are applicable,” which includes policies and procedures under the 1940 Act relating to affiliated transactions.

Comment	25. In the “Shareholder Information—Purchase of Shares—Purchase of Shares in Good Order” section, in the second paragraph please disclose whether an investor purchasing or redeeming Portfolio shares through a financial services company will be purchasing or redeeming Portfolio shares at NAV next determined after the purchase or redemption order has been received by the financial services company. Please also make clarifying revisions to the disclosure regarding redemption of shares on page 33.

Response 25. The disclosure has been revised accordingly.

Comment	26. In the “Other Performance of the Manager” section, please delete “James Alpha Event Driven Strategy” because this may appear to the reader that this is the performance of the Portfolio. At the end of the first paragraph, please disclose whether this was the sole account or fund advised or sub-advised by the adviser that was substantially similar to the Portfolio’s investment objective, policies and strategies. In the alternative, please expand the presentation to add any such similar accounts or funds. In the fourth paragraph, please clarify that the Event Driven Sleeve was not subject to the restrictions imposed by the Internal Revenue Code. Additionally, please supplementally represent that the Portfolio has the records necessary to support the calculation of the performance presented, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response 26. The disclosure has been revised to remove the reference to the “James Alpha Event Driven Strategy” and to clarify that the Event Driven Sleeve was not subject to the restrictions imposed by the Internal Revenue Code. The Registrant respectfully believes the existing disclosure that “[t]he Manager does not advise any other discretionary accounts with investment objectives, policies and strategies that are substantially similar to the Portfolio” adequately discloses that this was the sole account advised by the Manager that was substantially similar to the Portfolio’s investment objectives, policies and strategies. The Manager confirms that prior to the effective date of a prospectus in which the supplemental performance information is included, the Manager will have all records necessary to support the calculation of the supplemental performance required by Rule 204-2(a)(16) under the Advisers Act.

Comment	27. In the “Other Performance of the Manager” section, please revise the first asterisk to identify the date of inception. Please add a second asterisk to the second footnote.

Response 27. The disclosure has been revised accordingly.

James Alpha Total Hedge Portfolio

Comment	28. In the “Principal Investment Strategies” section, the second sentence states: “The private fund investment strategies the returns of which the Portfolio will seek to outperform include “hedged equity,” “event driven,” “macro,” and “relative value” strategies.” Please clarify in plain English why the “event driven,” “macro,” and “relative value” strategies are consistent with “total hedge” in the name of the fund.

Response 28. The Registrant supplementally confirms the “event driven,” “macro,” and “relative value” strategies are “hedged” strategies. For example, event driven and relative value strategies typically utilize hedges to limit market exposure. Relative value strategy managers may hedge, limit or offset interest rate exposure to isolate the risk of a position to strictly the yield disparity of the instrument relative to lower risk instruments.

Statement of Additional Information

Comment	29. In the “Investment of the Trust’s Assets and Related Risks—Hedge Funds” section, please expressly disclose that each Portfolio will always deem and include its investments in hedge funds and private equity funds as illiquid and that such investments will be included and subject to each Portfolio’s overall 15% cap on illiquid securities. Please include a cross reference to the “Private Equity Funds” disclosure.

Response 29. The disclosure has been revised accordingly to disclose that each Portfolio will deem and include its investments in hedge funds and private equity funds as illiquid and that such investments will be included and subject to each Portfolio’s overall 15% cap on illiquid securities. The requested cross reference has been added.

Comment	30. In the “Investment Restrictions—Fundamental Investment Restrictions” section, please delete “or securities of other investment companies” from the parenthetical in the third fundamental investment restriction for consistency with the last sentence of the section, which states: “To the extent that a Portfolio is aware of the investments held by an underlying fund, such Portfolio will consider such information when determining compliance with investment restriction (3) above.”

Response 30. The Registrant respectfully declines to make the requested deletion as it does not believe the disclosure is inconsistent with the last sentence of the section. Specifically, the acknowledgement in the last sentence that the Portfolio will consider known information about investments held by an underlying fund in applying investment restriction (3) is not intended to preclude the Portfolio from investing greater than 25% of its assets in securities of other investment companies, which would be inferred by removing the phrase referenced in the comment. In addition, such change would make investment restriction (3) inconsistent with the same investment restriction for other funds in the James Alpha fund complex.

Comment	31. Please confirm that the disclosure in the second paragraph of the “Investment Restrictions—Non-Fundamental Policies” section is consistent with the disclosure in each Prospectus.

Response 31. The Registrant confirms that the disclosure in the second paragraph of the “Investment Restrictions—Non-Fundamental Policies” section is consistent with the disclosure in each Prospectus.

Comment	32. With respect to “Appendix A,” if any of the Portfolios can invest in bonds rated below the lowest rating shown in the appendix, please revise the appendix to include the lowest applicable rating.

Response 32. The disclosure has been revised accordingly.

Part C

Comment	33. Please revise the disclosure in Item 29 to include the Trust’s three new portfolios that invest in subsidiaries. Please supplementally confirm that the financial statements of each subsidiary will be consolidated with those of its parent portfolio.

Response 33. The disclosure has been revised accordingly. The Trust hereby confirms that the financial statements of the Subsidiary will be consolidated with those of the Portfolio and the expenses of the Subsidiary will be included in the line item Expenses of the Subsidiary.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss